BRF S.A.

Publicly Held Company

CNPJ Nº 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 26, 2017

1.            Date, Time and Place: Held on October 26, 2017, at 5 pm, in Itirapina City, São Paulo state, at the “Fazenda da TOCA” located at Rodovia Washington Luis, Km 204, s/n, Countryside.

2.            Summons and Presence: Summons duly accomplished pursuant the Article 21 of Company’s Bylaws with the presence of the majory of members of the Board of Directors: Messieurs Abilio dos Santos Diniz, José Carlos Reis de Magalhães Neto, Luiz Fernando Furlan, Marcos Guimarães Grasso, Flávia Buarque de Almeida and José Aurélio Drummond Jr. The absence of Mrs. Francisco Petros Oliveira Lima Papathanasiadis, Walter Fontana Filho e Walter Malieni Jr. are registered.

3.            Presiding Board: Chairman: Abilio dos Santos Diniz. Secretary: Larissa Brack.

4.            Extract of Agenda: (i) Bonds issuance of Quickfood S.A. and (b) Refinancing Banvit.

5.            Extract of Resolutions: The members approved, initially, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following resolutions were taken:

5.1. Bonds Quickfood S.A. The members of the Board of Directors, by unanimously and based on the recommendation of the Finance, Governance and Sustainability Committee, have approved the issuance of bonds by the Company’s subsidiary, Quickfood S.A. (“Issue”), in the amount up to ARS 1 billion, pursuant to Article 23, item (xi) of the Company’s Bylaws. Thereafter, they have approved the provision of guarantee by the Company to the obligations assumed by Quickfood S.A. in the context of the Issue, pursuant to Article 23, item (xxviii) of the Company’s Bylaws.

5.2. Refinancing Banvit. The members of the Board of Directors, by unanimously and based on the recommendation of the Finance, Governance and Sustainability Committee, have approved the refinancing to be contracted by the Company’s subsidiary, Banvit Bandirma Yem Sanayi AS (“Banvit”), in the amount up to TL 300 million, for a period of up to 2 years, and have approved the fundraising of local working capital lines in the amount up to TL 100 million, without guarantee provided by BRF S.A.. Therefore, they have approved the provision of guarantee by the Company to Banvit regarding to the contracting of the refinancing, pursuant the Article 23, item (xxviii) of the Company’s Bylaws.

Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on October 26, 2017

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BRF S.A.

Publicly Held Company

CNPJ Nº 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT OF THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 26, 2017

6.            Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors and/or information presented during the meeting were filed at the Company´s head office.

7.            Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book Number 6 of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, October 26, 2017

Larissa Brack Secretary

Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on October 26, 2017

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